Exhibit 4.1

February 28, 2022

Green Growth CPAs
10250 Constellation Blvd.

Los Angeles, CA 90067

In connection with the Regulation A Offering of Prime Harvest, Inc. (the “Company”), we certify to the best of our knowledge and belief that during the period from December 31, 2020 to date, no events have occurred which have a material effect on the financial statements of Prime Harvest, Inc. as of December 31, 2020 and for the two years then ended or which should be disclosed in order to keep those statements from being misleading.

As it relates to these financial statements, we confirm that we are responsible for the following:

a.	The preparation and fair presentation in the financial statements of financial position, results of operations, and cash flows in accordance with GAAP.

b.	The design, implementation, and maintenance of internal control:

●	Relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

●	To prevent and detect fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, the following representations made to you during your audits.

1.	The financial statements referred to above are fairly presented in accordance with GAAP.

2.	The Company has provided to you all relevant information and access as agreed in the terms of the audit engagement letter.

3.	The Company has made available to you:

a.	All financial records and related data.

b.	All minutes of the meetings of stockholders, directors, and committees of directors or summaries of actions of recent meetings for which minutes have not yet been prepared.

4.	There have been no communications with regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.

5.	The Company has disclosed to you the results of management’s risk assessment, including the assessment of the risk that the financial statements may be materially misstated as a result of fraud.

6.	We have no knowledge of any fraud or suspected fraud affecting the Company involving:

a.	Management.

b.	Employees who have significant roles in the Company’s internal control.

c.	Others, where the fraud could have a material effect on the financial statements.

7.	We have no knowledge of any allegations of fraud or suspected fraud affecting the Company’s financial statements communicated by employees, former employees, regulators, or others.

8.	Significant assumptions used by us in making accounting estimates are reasonable.

Except where otherwise stated below, immaterial matters less than $5,000 collectively are not considered to be exceptions that require disclosure for the purpose of the following representations. This amount is not necessarily indicative of amounts that would require adjustment to, or disclosure in, the financial statements.

9.	There are no transactions that have not been properly recorded and reflected in the financial statements.

10.	The Company has no plans or intentions that may affect the carrying value or classification of assets and liabilities.

11.	Regarding related parties:

a.	We have disclosed to you the identity of the Company’s related parties and all the related-party relationships and transactions of which we are aware.

b.	To the extent applicable, related parties and all the related-party relationships and transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees (written or oral) have been appropriately identified, properly accounted for, and disclosed in the financial statements.

12.	In preparing the financial statements in accordance with GAAP, management uses estimates. All estimates have been disclosed in the financial statements for which known information available prior to the issuance of the financial statements indicates that both of the following criteria are met:

a.	It is reasonably possible that the estimate of the effect on the financial statements of a condition, situation, or set of circumstances that existed at the date of the financial statements will change in the near term due to one or more future confirming events.

b.	The effect of the change would be material to the financial statements.

13.	There are no:

a.	Instances of identified or suspected noncompliance with laws or regulations whose effects should be considered when preparing the financial statements.

b.	Known actual or possible litigation and claims whose effects should be considered when preparing the financial statements and that have not been disclosed to you and accounted for and disclosed in accordance with GAAP.

14.	The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets, nor has any asset been pledged as collateral.

15.	The Company has complied with all aspects of contractual agreements that may affect the financial statements.

16.	Receivables recorded in the financial statements represent valid claims against debtors for sales or other charges arising on or before the balance-sheet date and have been appropriately reduced to their estimated net realizable value.

17.	Quantitative and qualitative information regarding the allowance for doubtful accounts has been properly disclosed in the financial statements.

18.	Provision has been made to reduce excess or obsolete inventories to their estimated net realizable value. All inventories are the property of the Company and do not include any items consigned to it or any items billed to customers.

19.	We have identified all uncertain tax positions, and the recognition and measurement of tax positions is in accordance with FASB ASC 740 and is based upon the facts, circumstances, and information available as of the reporting date. The disclosures related to the accounting for unrecognized tax benefits are complete and in accordance with FASB ASC 740.

20.	We have disclosed to you all communications with tax authorities and/or communications with outside tax advisors.

21.	We believe that all expenditures that have been deferred to future periods are recoverable.

22.	We are not aware of any “side agreements” with any companies that are inconsistent with the applicable sales agreement, the customer’s purchase order, sales invoice, or any other documentation contained in the customer’s file. For the purposes of this letter, a “side agreement” is any agreement, understanding, promise, or commitment, whether written (e.g., in the form of a letter or formal agreement or in the form of any exchange of physical or electronic communications) or oral, by or on behalf of the Company (or any subsidiary, director, employee, or agent of the Company) with a customer from whom revenue has been recognized that is not contained in the written purchase order from the customer or sales order confirmation and sales invoice of the Company delivered to or generated by the Company’s Accounting and Finance Department. The definition of a side agreement is not limited by any particular subject matter. For purposes of example only, any agreement not contained in the written purchase order from the customer or sales order and sales invoice of the Company that relates to return rights, acceptance rights, future pricing, payment terms, free consulting, free maintenance, or exchange rights would be a side agreement.

23.	We believe revenues have been properly reported on a gross vs net basis in accordance with ASC 606.

24.	We are not aware of any commitments or concessions to a customer regarding pricing or payment terms outside of the terms documented in the customer’s agreements, invoices and/or sales orders.

Yours very truly,

Eulenthius Alexander, CEO

3